Mail Stop 3561

March 8, 2010

<u>via U.S. mail and facsimile</u>

J.D. Alexander, Principal Executive Officer
Alico, Inc.
P.O. Box 338
LaBelle, Florida 33975

RE: Alico, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009 and filed
December 14, 2009
File No.: 0-00261

Dear Mr. Alexander:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2009

Definitive Schedule 14A

Compensation Discussion and Analysis, page 15

1. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. In your response letter, please provide draft disclosure responsive to this comment.

2. In executive compensation decisions you considered "the Company's Peer group executive compensation data" and "other companies comparable to Alico on various measures," as stated in the last paragraph on page 16. Further, in the bullet at the bottom of page 17, you say the "Committee establishes the relative base salary levels . . . as a part of a total compensation package in light of compensation practices at Alico's Peer group and other comparable companies." For the "Peer group," you have identified five companies. Please tell us whether Alico benchmarks its compensation relative to the "other comparable companies." If yes, please identify those companies. For all companies against which Alico benchmarks its compensation, please clarify how Alico benchmarks its compensation. If Alico does not benchmark, please explain and clarify your future disclosures. In your response letter, please provide draft disclosure responsive to this comment.

Grants of Plan Based Awards, page 24

3. The grants in this table appear to be made in 2008, while the 2009 grant (noted at the top of page 22) does not appear in the table. Further, we note the Bonus/Cash Incentive Potential disclosed in the table on page 19, which does not appear as a non-equity incentive grant in this table, and the sentence under "Measuring Performance" on page 17 which states, "in order to achieve target compensation awards, the Committee must determine that strategic initiatives and internal business goals for the performance measures were attained." Please explain the absence of non-

equity grants in this table. In future filings, please ensure that this table includes all awards in the last fiscal year, including any grants of non-equity incentive awards. In your response letter, please provide draft disclosure responsive to this comment.

<u>Signatures</u>

4. In future filings, please include the signature of your principal accounting officer. Under his signature, please include his name, title and his position as principal accounting officer. See Instruction D(2)(b) to Form 10-K. Please confirm in writing that you will do so.

<u>Closing comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: J.D. Alexander, Principal Executive Officer
Facsimile: (863) 675-5100